April 23, 2025

Brian Norton
Chief Executive Officer
Wellgistics Health, Inc.
3000 Bayport Drive, Suite 950
Tampa, FL 33607

       Re: Wellgistics Health, Inc.
           Draft Registration Statement on Form S-1
           Submitted April 15, 2025
           CIK No. 0002030763
Dear Brian Norton:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Kate Bechen